November 4, 2013

Filed as EDGAR Correspondence

Kathy Churko Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Lazard Alternative Strategies 1099 Fund Form N-CSR for the fiscal year ended March 31, 2013 File No: 811-22590

Dear Ms. Churko:

We are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received during the telephone conversation which took place on October 9, 2013 with respect to the annual shareholder report of Lazard Alternative Strategies 1099 Fund (the “Fund”) on Form N-CSR for the period ended March 31, 2013 that was filed with the Commission on June 5, 2013. For your convenience, the Staff’s comments are summarized below and followed by the Fund’s response.

1.                 Staff Comment: Please explain how side pocketed investments are classified in the fair value hierarchy.

Response: The Fund did not hold side pocketed investments during the fiscal year ended March 31, 2013 and does not currently hold side pocketed investments. However, if the Fund held such investments, they would be classified as a Level 3 asset in the fair value hierarchy.

2.                 Staff Comment: Note 6 to the financial statements notes that Numen Credit Opportunities Fund Inc. (the "Numen Fund") allows monthly redemptions upon 120 days' notice. Please explain why the Numen Fund was classified as a Level 2 asset in the fair value hierarchy and not a Level 3 asset?

Response: The Fund looks at each portfolio investment on a case-by-case basis in determining how to classify each investment in the fair value hierarchy. Because the

Numen Fund permits monthly redemptions (upon 120 days notice), the Fund believed the investment to be properly classified as a Level 2 asset.

In connection with this filing, and as requested by the Staff, the Fund agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or require further information, please call me at (212) 632-6227. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Jagatnarine Churaman
Jagatnarine Churaman